DIGITAL VIDEO DISPLAY                        8 GAUCHO DRIVE
TECHNOLOGY, INC.                             ROLLING HILLS ESTATES, CA
                                             90274



May 30 2001

8 Seestrasse
Zolikon, Switzerland

Dear Kurt:

This letter is to confirm the conversations and agreement we have had to allow the Company to issue 30 Million shares, at the approximate market price of $.007, to you to retire $210,000.00 in debt that is owed to you individually on the line of credit. The Company will then file a registration statement to register the shares to be free trading, and you will have the right to be appointed to the Board of Directors as we agreed. You will have the right to come onto the Board for 2 years from the date of this letter, and to serve for a term of one year.

Sincerely,


/s/RANDY MILLER

Randy Miller
President